UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN
Jackson, Mississippi

Audited Financial Statements
Years Ended December 31, 2015 and 2014

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 13

Supplemental Schedule

Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit Index	16

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the Trustmark 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Associates Benefits Committee
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP
Norcross, Georgia
June 15, 2016

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Investments, at fair value
Money market fund	$5,263,316	$7,737,690
Fixed income mutual funds	12,070,473	12,659,588
Collective investment fund	25,684,064	26,891,303
Common stock of Trustmark Corporation	31,477,458	34,713,546
Equity mutual funds	153,909,438	156,092,602
Total investments	228,404,749	238,094,729
Receivables
Employer contributions	204,624	458,431
Participant contributions	–	306,008
Total receivables	204,624	764,439
Net assets, including investments at fair value	228,609,373	238,859,168

Adjustment from fair value to contract value for interest in a collective trust relating to fully benefit-responsive investment contracts (Note 8)	51,281	(86,859)
Net assets available for benefits	$228,660,654	$238,772,309

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Contributions
Employer	$7,228,964	$6,920,259
Participant	10,067,586	9,670,574
Rollovers	785,461	1,802,280
Total contributions	18,082,011	18,393,113

Net investment (loss)/income
Net depreciation in fair value of investments	(15,748,641)	(6,848,000)
Interest and dividends	14,761,261	14,279,740
Net investment (loss)/income	(987,380)	7,431,740

Benefits paid to participants	(27,206,286)	(18,089,651)
Net (decrease)/increase in net assets available for benefits	(10,111,655)	7,735,202

Net assets available for benefits
Beginning of year	238,772,309	231,037,107
End of year	$228,660,654	$238,772,309

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

The Plan provides eligibility for participation in elective deferrals by associates on the first day of the month after thirty days of employment.

Plan Administration

In prior years, Federated Retirement Plan Services (“FRPS”) has served as custodian of the Plan's assets.  During 2014, FRPS was acquired by Great-West Life and Annuity Company (“Great-West”), also known as Empower Retirement.  As a result, Great-West became the custodian of the Plan’s assets effective October 1, 2014.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC").  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (Continued)

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution following one year of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2015 and 2014.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, employer contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.  The Plan's interest in a collective investment fund (the Federated Capital Preservation Fund) is valued using net asset value as a practical expedient, based upon information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies (Continued)

Net Depreciation in Fair Value of Investments

Net depreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-07, “Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”.  This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient.  The amendments in ASU 2015-07 are effective for public entities for interim and annual periods beginning after December 15, 2015.  The amendment is required to be applied retrospectively and early adoption is permitted.  Other than requiring a change to the disclosures, the adoption of this standard is not expected to have a material impact on the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contributions Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”, which is part of the FASB’s Simplification Initiative for employee benefit plans.  Part I of this ASU clarifies that contract value is the only required measurement for Fully Benefit-Responsive Investment Contracts (“FBRICs”) and clarifies that indirect investments in FBRICs should no longer be reflected as FBRICs and therefore, should be reported at fair value. Part II of this ASU eliminates the current GAAP requirements for plans to disclose individual investments that represent five percent or more of the net assets available for benefits, and the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments.  It also allows investments to be disaggregated by general type and eliminates the requirement to disaggregate investments by class.  Further, significant investment strategies for an investment in a fund that files a U. S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as direct filing entity when the plan measures that investment using the NAV practical expedient are no longer required.  The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015.  Parts I and II are to be applied retrospectively and early adoption is permitted.  Other than requiring a change to the disclosures, the adoption of Parts I and II of this standard is not expected to have a material impact on the financial statements.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 3.  Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  Investment securities are exposed to several risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 4.  Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2015 or 2014, are as follows:

	2015	2014
Common stock of Trustmark Corporation	$31,477,458	$34,713,546
Federated Capital Preservation Fund (collective investment fund)	25,684,064	26,891,303
Federated MDT Mid-Cap Growth Strategies Fund	13,617,817	15,337,529
T. Rowe Price Growth Stock Fund	13,467,677	-

During 2015 and 2014, the Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value as follows:

	2015	2014
Change in investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$(1,888,694)	$(2,935,598)
Mutual funds	(13,859,947)	(3,912,402)
Net depreciation in fair value of investments	$(15,748,641)	$(6,848,000)

Note 5.  Tax Status

The IRS has determined and informed the Company by a letter dated February 10, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 5.  Tax Status (Continued)

Accounting principles generally accepted in the United State of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.  Related Parties

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2015 and 2014, dividends of $1,299,871 and $1,340,026, respectively, were received by the Plan from the Company.

Note 7.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

●	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

●
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

●	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 7.  Fair Value Measurements (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund and mutual funds (Level 1):  Valued at the net asset value ("NAV") of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Collective investment fund (Level 2):  Valued based on the net asset values of such fund, after adjustment to reflect all fund investments at fair value as reported in the audited financial statements.  The fund seeks to provide stability of principal and high current income.  The fund invests primarily in stable value funds, specifically traditional, separate account, and synthetic guaranteed investment contracts (GICs).  The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  The fair value of separate account and synthetic GICs is determined based on the fair value of the securities underlying each GIC.  There are no unfunded commitments.  The redemption frequency is daily.  Withdrawals needed for benefit payments and honoring employee-directed transfers are permitted daily.  Withdrawals for other purposes generally require 12 months’ advance written notice to the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 7.  Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Values as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index funds	$7,857,900	$-	$-	$7,857,900
Balanced funds	10,510,284	-	-	10,510,284
Growth funds	135,541,254	-	-	135,541,254
Fixed income funds	12,070,473	-	-	12,070,473
Money market accounts	5,263,316	-	-	5,263,316
Total mutual funds	171,243,227	-	-	171,243,227

Common stocks:
Trustmark Corporation	31,477,458	-	-	31,477,458

Collective investment funds	-	25,684,064	-	25,684,064

Total assets at fair value	$202,720,685	$25,684,064	$-	$228,404,749

	Assets at Fair Values as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Index funds	$8,787,309	$-	$-	$8,787,309
Balanced funds	13,787,529	-	-	13,787,529
Growth funds	133,517,764	-	-	133,517,764
Fixed income funds	12,659,588	-	-	12,659,588
Money market accounts	7,737,690	-	-	7,737,690
Total mutual funds	176,489,880	-	-	176,489,880

Common stocks:
Trustmark Corporation	34,713,546	-	-	34,713,546

Collective investment funds	-	26,891,303	-	26,891,303

Total assets at fair value	$211,203,426	$26,891,303	$-	$238,094,729

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 8.  Collective Investment Fund

The Plan invests in a benefit-responsive collective investment fund with Federated Investors Trust Company ("Federated"), which invests in a money market mutual fund and GICs. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the collective investment fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs.  The collective investment fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by Federated, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the collective investment fund at December 31, 2015 and 2014, was $25,684,064 and $26,891,303.  The crediting interest rate of the associated guaranteed investment contracts are based on a formula agreed upon by the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Average yields:

	2015	2014
Ratio of year-end market value yield to investments	1.23%	1.10%
Ratio of year-end crediting rate to investments	1.21%	1.14%

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

Note 9.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$228,660,654	$238,772,309
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(51,281)	86,859
Net assets available for benefits per the Form 5500	$228,609,373	$238,859,168

The following is a reconciliation of investment loss per the financial statements for the year ended December 31, 2015, to the corresponding amounts shown on the Plan's Form 5500:

Total investment loss per the financial statements	$(987,380)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(138,140)
Total investment loss per the Form 5500	$(1,125,520)

Note 10.  Subsequent Events

Effective January 1, 2016, the Plan was amended to allow participants to make voluntary after-tax Roth contributions into the Plan.  The Plan was also amended to allow for participants to borrow funds from their eligible balance (participant loans). In addition, participants can no longer invest more than 20% of their Plan balance in the common stock of the Company.

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements and has determined that no significant events occurred after December 31, 2015, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

SUPPLEMENTAL SCHEDULE

TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	(b) Identity of Issue,	(c) Description of Investment, including
	Borrower, Lessor	Maturity Date, Rate of Interest,	Shares/Units		(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Held	(d) Cost	Value
	Money market fund
	Federated	Institutional Prime Obligations Fund	5,263,316		$5,263,316

	Fixed income mutual funds
	American Funds	High Income Trust Fund	170,078		1,590,232
	Federated	Intermediate Corporate Bond Fund	82,717		756,863
	Federated	Mortgage Fund	106,880		1,024,981
	Federated	Total Return Bond Fund	231,651		2,464,771
	Federated	Total Return Bond Services Fund	330,993		3,525,080
	Federated	U. S. Government Securities Fund: 1-3 Years	261,443		2,708,546

		Total fixed income mutual funds			12,070,473

	Collective investment fund
**	Federated	Capital Preservation Fund	2,573,534		25,684,064

	Common stock fund
*	Trustmark Corporation	Common stock	1,365,287		31,477,458

	Equity mutual funds
	American Funds	Euro Pacific Growth Fund	50,375		2,242,188
	Davis	New York Venture Fund	106,035		3,275,422
	Federated	Equity Income Fund	402,187		8,803,882
	Federated	Kaufmann Fund	389,739		2,050,030
	Federated	Kaufmann Small-Cap Fund	92,606		2,199,386
	Federated	MDT Balanced Fund	153,928		2,433,608
	Federated	MDT Mid-Cap Growth Strategies Fund	410,546		13,617,817
	Federated	Mid-Cap Index Fund	337,829		7,857,900
	Federated	Strategic Value Dividend Fund	637,119		3,574,237
	Franklin	Balance Sheet Investment Fund	125,167		4,179,312
	Franklin	Mutual Global Discovery Fund	240,745		6,947,889
	Goldman Sachs	Satellite Strategies Portfolio Fund	58,698		436,128
	Goldman Sachs	Small-Cap Value Fund	29,009		1,447,246
	Goldman Sachs	Small-Cap Equity Insights Fund	119,103		2,206,976
	Invesco	Growth & Income Fund	316,316		7,455,566
	JP Morgan	Mid-Cap Value Fund	195,132		6,501,797
	Nationwide	Investor Destinations Aggressive Fund	173,149		1,698,588
	Nationwide	Investor Destinations Conservative Fund	95,564		942,257
	Nationwide	Investor Destinations Moderate Fund	509,723		4,964,703
	Nationwide	Investor Destinations Moderately Aggressive Fund	268,314		2,701,926
	Nationwide	Investor Destinations Moderately Conservative Fund	176,716		1,733,588
	Neuberger	Neuberger Berman Genesis Fund	308,155		6,776,331
	Oppenheimer	Global Fund	45,724		3,434,768
	Oppenheimer	International Growth Fund	33,070		1,193,183
	Oppenheimer	International Small Mid Co Fund	162,941		6,069,558
	Oppenheimer	Main Street Mid-Cap Fund	92,977		2,243,542
	T. Rowe Price	Growth Stock Fund	255,457		13,467,677
	T. Rowe Price	Retirement 2010 Fund	25,407		427,093
	T. Rowe Price	Retirement 2015 Fund	239,428		3,265,796
	T. Rowe Price	Retirement 2020 Fund	209,461		4,097,051
	T. Rowe Price	Retirement 2025 Fund	419,392		6,240,555
	T. Rowe Price	Retirement 2030 Fund	191,813		4,152,753
	T. Rowe Price	Retirement 2035 Fund	193,878		3,049,698
	T. Rowe Price	Retirement 2040 Fund	93,865		2,103,520
	T. Rowe Price	Retirement 2045 Fund	125,036		1,885,543
	T. Rowe Price	Retirement 2050 Fund	99,951		1,263,377
	T. Rowe Price	Retirement 2055 Fund	90,006		1,137,673
	T. Rowe Price	Retirement Balanced Fund	8,864		126,308
	Templeton	Foreign Fund	383,323		2,445,601
	Vanguard	Small-Cap Index Fund	61,455		3,258,965

		Total equity mutual funds			153,909,438

		Total investments (held at end of year)			$228,404,749

*	Denotes party-in-interest based on the following relationship:
	Trustmark Corporation is the parent company of Trustmark National Bank.

**	Contract value totals $25,735,345.
(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer, Principal Financial Officer and Principal Accounting Officer

DATE:	June 15, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

16